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                          June 20, 2024

       Michael Nierenberg
       Chief Executive Officer
       Great Ajax Corp.
       799 Broadway
       New York, New York 10003

                                                        Re: Great Ajax Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 11, 2024
                                                            File No. 333-280120

       Dear Michael Nierenberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Anna T. Pinedo, Esq.